SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/31/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
699,472

8. SHARED VOTING POWER
599,230

9. SOLE DISPOSITIVE POWER
699,472
_______________________________________________________

10. SHARED DISPOSITIVE POWER
599,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,298,702 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
699,472

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
699,472
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
699,472 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.38%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
699,472

8. SHARED VOTING POWER
599,230

9. SOLE DISPOSITIVE POWER
699,472
_______________________________________________________

10. SHARED DISPOSITIVE POWER
599,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,298,702 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%

___________________________________________________________



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
699,472

8. SHARED VOTING POWER
599,230

9. SOLE DISPOSITIVE POWER
699,472
_______________________________________________________

10. SHARED DISPOSITIVE POWER
599,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,298,702 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
699,472

8. SHARED VOTING POWER
599,230

9. SOLE DISPOSITIVE POWER
699,472
_______________________________________________________

10. SHARED DISPOSITIVE POWER
599,230


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,298,702 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.99%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13D filed June 8, 2016. Except as specifically set forth herein, the Schedule 13D remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to the company Secretary


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 1, 2016, there were 12,996,610 shares of common stock outstanding as of june 30, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 31, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,298,702 shares of PHF (representing 9.99% of PHF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,298,702 shares of PHF include 699,472 shares (representing 5.38% of PHF's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,298,702 shares of PHF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 599,230 shares (representing 4.61% of PHF's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 699,472 shares. Bulldog Investors, LLC has shared power to dispose of and vote 599,230 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PHF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of PHF were sold:

Date:		        Shares:		Price:
08/29/16		(3,397)		7.2221
08/30/16		(1,121)		7.2200
08/31/16		(3,200)		7.2200
09/01/16		(3,822)		7.2214
09/02/16		(1,366)		7.2400
09/08/16		(17,260)	7.2201
10/31/16		(14,000)	7.0100


d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/1/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

ExhibitA:


Full Value Partners L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
   (914) 747-5262 // pgoldstein@bulldoginvestors.com

						October 26, 2016

Pacholder High Yield Fund, Inc.
270 Park Avenue
New York, NY 10017

Attention Frank Nasta, Secretary

Dear Mr. Nasta:

    Full Value Partners L.P. is a beneficial owner of shares of Pacholder High Yield Fund with a value in excess of $2,000.00. We have held these shares continuously for over 12 months and plan to continue to hold them through the next meeting of stockholders.

    We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.

                           ********

RESOLVED: The shareholders of Pacholder High Yield Fund (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted to (or merged with) an exchange traded fund (ETF) or an open-end mutual fund.

                      SUPPORTING STATEMENT

    At the Fund's inception twenty-eight years ago, shares were issued at $20 per share. The shares are currently trading at about $7 per share, a decline of about 65%. In addition, for the ten-year period from 2006 through 2015, the Fund returned 1.70% less per year based upon market price than based upon NAV due to the widening of the discount. Consequently, we think it is now appropriate for the Board of Directors to authorize a self-tender offer for the Fund's common shares at or close to NAV to (1) afford all shareholders an opportunity to receive a price closer to NAV for their shares, and (2) allow long-term shareholders an opportunity to recapture the profits they have lost due to the discount.

    If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, we think the tender offer should be cancelled and the Fund should be liquidated or converted into (or merged with) an ETF or an open-end mutual fund.

					       Very truly yours,

					       /S/ Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Bulldog Investors LLC
					       General Partner